FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 18 May, 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Final Results sent to the London Stock Exchange on 18 May 2005 press release

PR0513


           PRELIMINARY RESULTS FOR THE 12 MONTHS ENDED 31 MARCH 2005

Released: 18 May 2005

-    Strong operating and financial performance delivered across the Group(1):
     - Customer base grew by 3.26 million to 23.96 million (2004: 20.7 million);
     - Group revenue grew by 18.4% to GBP6,683 million (2004: GBP5,646 million);
     - EBITDA grew by 29.3% to GBP1,768 million (2004: GBP1,367 million);
     - Operating profit(2) grew by 73.6% to GBP755 million (2004: GBP435 million).
-    Group reported pre-tax profit grew to GBP309 million (2004: GBP95 million).
-    Basic earnings per share of 3.5 pence (2004: 1.9 pence).
-    Underlying earnings per share(2) of 8.5 pence (2004: 5.2 pence).
-    Inaugural final dividend of 2.25 pence per share proposed.
-    Group net debt reduced by GBP288 million, to GBP78 million.

Comparative period is 12 months to 31 March 2004.


David Arculus, Chairman of O2 plc, commented:

"All of O2's businesses performed well during the year and the Group has delivered another year of strong revenue and profit growth, with revenue up more than 18%, and underlying earnings per share 63% ahead of last year. Following our corporate re-organisation we are pleased to be able to propose an inaugural final dividend of 2.25 pence per share, which on an annualised basis represents 40% of our underlying earnings. Our aim remains to grow the dividend towards our medium-term target pay-out ratio of 50% of underlying earnings, reflecting our confidence in the Company's ability to continue to grow revenue, earnings and cash flow and improve our return on invested capital, as well as our commitment to deliver attractive returns for shareholders."


                                                    Year ended     Year ended
                                                      31 March       31 March
                                                          2005           2004
                                                         GBPm             GBPm
------------------------------                        ---------     ----------
Turnover (1)                                             6,683          5,646
EBITDA (1)                                               1,768          1,367
Operating profit before goodwill, UMTS licence
amortisation and exceptionals (1)                          755            435
Profit on ordinary activities before taxation              309             95
Underlying earnings per share (pence) (2)                  8.5            5.2
Final dividend per share (pence)                          2.25              -
Net debt                                                    78            366
------------------------------                        ---------     ----------

(1)     Continuing operations.
(2)     Before goodwill, UMTS licence amortisation and exceptional items.


Peter Erskine, Chief Executive of O2 plc, commented:

"Last year our mobile businesses in the UK, Germany and Ireland all delivered strong, profitable customer growth, and our Airwave business successfully completed roll-out to all Britain's police forces of the largest public safety mobile communications network of its kind in Europe. Against a background of intense competition in all our mobile markets, and termination rate cuts in the UK and Germany, we grew our customer base by 16% and delivered 29% EBITDA growth. Revenue from mobile data increased to over GBP1.4 billion, of which non-SMS services contributed more than 12%. Our joint-ventures with Tesco and Tchibo both generated good customer growth.

In the UK we added more than a million new customers and generated higher ARPU, using the power of the O2 brand and innovative marketing to grow voice, text and new data services. Our focus now is to maintain our momentum by delivering an enhanced customer experience and building loyalty, and we are deploying significant additional resources into the customer-facing areas of our business, to drive retention.

In Germany we stepped up customer acquisition and added almost 2 million new customers, taking the total base to 8 million. We also committed substantial additional capital to infrastructure investment, to support the position we have built as a major player in Europe's largest mobile market. Going forward, we will continue to focus on exploiting the strong O2 brand and our expanding range of great customer propositions, to drive further rapid customer and service revenue growth.

Building on the continuing underlying growth in voice and data ARPU in our markets, our enhanced focus on the customer in the UK, and our accelerated investment strategy in Germany, we are confident that in 2005/06 we can deliver further strong revenue and profit growth."

PERFORMANCE HIGHLIGHTS (comparative period: 12 months to 31 March 2004)

O2 UK
     - Total customer base grew by 8.4% to 14.38 million
     - Service revenue grew by 13.9% to GBP3,627 million
     - EBITDA grew by 13.6% to GBP1,183 million
     - EBITDA margin 29.4% (2004: 30.2%)

O2 Germany
     - Total customer base grew by 33% to 7.98 million
     - At constant exchange rates, service revenue grew by 28%
     - EBITDA grew by 52% to GBP341 million
     - EBITDA margin increased to 18.3% (2004: 14.9%)

O2 Ireland
     - Total customer base grew by 10.2% to 1.53 million
     - At constant exchange rates, service revenue grew by 13.3%
     - EBITDA grew by 7.2% to GBP223 million
     - EBITDA margin 38.1% (2004: 39.3%)

O2 Airwave
     - Revenue grew to GBP169 million (2004 : GBP89 million)
     - EBITDA grew to GBP72 million (2004 : GBP1 million)



SUMMARY FINANCIAL DATA

1    Turnover
                           Year ended   Year ended   Six months ended
                             31 March     31 March           31 March
                                 2005         2004               2005
Continuing operations            GBPm         GBPm               GBPm
--------------------------     --------     --------           --------

O2 UK                           4,030        3,451              1,993
O2 Germany                      1,865        1,508                988
O2 Ireland                        585          529                305
O2 Airwave                        169           89                 93
Manx                               53           50                 28
O2 Online & Products O2             -          140                  -
Eliminations                      (19)        (121)                (9)
--------------------------     --------     --------           --------
Group total                     6,683        5,646              3,398
--------------------------     --------     --------           --------

2    EBITDA
                           Year ended   Year ended   Six months ended
                             31 March     31 March           31 March
                                 2005         2004               2005
Continuing operations            GBPm         GBPm               GBPm
--------------------------     --------     --------           --------
O2 UK                           1,183        1,041                602
O2 Germany                        341          225                178
O2 Ireland                        223          208                117
O2 Airwave                         72            1                 48
Manx                               24           23                 13
O2 Online & Products O2             -          (43)                 -
Central resources                 (75)         (88)               (41)
--------------------------     --------     --------           --------
Group total                     1,768        1,367                917
--------------------------     --------     --------           --------


3    Operating profit/(loss)

                           Year ended   Year ended   Six months ended
                             31 March     31 March           31 March
                                 2005         2004               2005
                                 GBPm         GBPm               GBPm
--------------------------     --------     --------           --------
O2 UK                             623          552                282
O2 Germany                         20          (70)                 4
O2 Ireland                        158          140                 84
O2 Airwave                         19          (30)                17
Manx                               16           17                  8
O2 Online & Products O2             -          (83)                 -
Central resources                 (81)         (91)               (41)
--------------------------     --------     --------           --------
Operating profit before
goodwill, UMTS licence
amortisation and exceptional
items from continuing
operations                        755          435                354
Operating loss from
discontinued operations             -           (1)                 -
Goodwill amortisation            (200)        (201)              (100)
UMTS licence amortisation        (169)           -               (119)
Exceptional items                 (45)         (75)               (45)
--------------------------     --------     --------           --------
Group operating profit            341          158                 90
Non-operating exceptional items   (20)          (5)               (20)
Share of operating result of
joint ventures and associates      (3)           -                  1
Net interest                       (9)         (58)                (1)
--------------------------     --------     --------           --------
Profit on ordinary activities
before taxation                   309           95                 70
Tax                                (8)          71                 (5)
--------------------------     --------     --------           --------
Profit for the period             301          166                 65
Dividends                        (196)           -               (196)
--------------------------     --------     --------           --------
Retained profit for the
period                            105          166               (131)
--------------------------     --------     --------           --------
Basic earnings per share
(pence)                           3.5          1.9                0.8
--------------------------     --------     --------           --------
Underlying earnings
per share (pence)                 8.5          5.2                4.0
--------------------------     --------     --------           --------
Dividend per share (pence)       2.25            -               2.25
--------------------------     --------     --------           --------

4    Capital expenditure
                           Year ended   Year ended   Six months ended
                             31 March     31 March           31 March
                                 2005         2004               2005
Continuing operations            GBPm         GBPm               GBPm
--------------------------     --------     --------           --------
O2 UK                             638          502                346
O2 Germany                        388          308                258
O2 Ireland                        100           52                 58
O2 Airwave                        218          243                 90
Manx                               10            9                  6
O2 Online & Products O2             -           14                  -
Central resources                   4            2                  1
--------------------------     --------     --------           --------
Total excluding network
sharing payments                1,358        1,130                759
German network sharing
agreement                          57           83                  -
--------------------------     --------     --------           --------
Group total                     1,415        1,213                759
--------------------------     --------     --------           --------


GROUP FINANCIAL RESULTS

Profit and loss account

Group revenue grew by 18.4% to GBP6,683 million, driven by strong customer growth in the Group's three mobile businesses, and by higher Airwave revenues, as the network roll-out was completed. EBITDA grew by 29.3% to GBP1,768 million, and the Group EBITDA margin improved to 26.5%, from 24.2% last year.

Operating profit, before goodwill UMTS licences and exceptional items, grew by 74% to GBP755 million. UMTS licence amortisation of GBP169 million was charged, reflecting the commercial launch of UMTS-based services during the year in Germany and the UK.

O2 UK's planned reduction of up to 500 permanent positions in non-customer facing areas in 2005/06, to fund deployment of significant additional resources into customer-facing areas, gave rise to an exceptional charge of GBP45 million. The transaction costs of the Court-approved scheme of arrangement undertaken during the year gave rise to a non-operating exceptional charge of GBP20 million. (This excludes the GBP15 million cost of the five pence per share premium paid in respect of the cash alternative offered under the scheme, which was charged directly to reserves.)

The Group's share of the operating results of its joint-ventures and associates was a net loss of GBP3 million, reflecting the costs of growing the Tesco Mobile customer base and launching Tchibo Mobile. The net interest charge fell substantially to GBP9 million, from GBP58 million in the previous year, due to the fall in the Group's net debt, the narrowing of the spread between the interest payable on the Group's gross debt and the interest receivable on its cash balance, and foreign exchange hedging.

Profit before tax increased to GBP309 million, from GBP95 million in the previous year. The tax charge was GBP8 million, and basic earnings for the full-year grew to GBP301 million, from GBP166 million in the previous year. Basic earnings per share was 3.5 pence.

Underlying earnings (before goodwill, UMTS licence amortisation and exceptional items) was 8.5 pence per share, compared to 5.2 pence per share in the previous year. The Board is proposing an inaugural final dividend of 2.25 pence per share, to be paid in late August following approval by shareholders at the Annual General Meeting in July.

Capital expenditure, cash flow and net debt

Capital expenditure, excluding network sharing agreement payments by O2 Germany, increased by 20% to GBP1,358 million. The reduction in Airwave's capital expenditure, due to completion of the network roll-out, was more than offset by higher UMTS investment in the three mobile businesses. Total Group capital expenditure in the full-year increased to GBP1,415 million, compared to GBP1,213 million in the previous year.

Group net debt at the year-end fell to GBP78 million, from GBP236 million at the end of the first half, and GBP366 million at the same time last year. The increase in capital spending and the exceptional costs were more than offset by EBITDA growth during the year.

STRATEGIC AND OPERATIONAL HIGHLIGHTS

Corporate re-organisation implemented

In March the Court-approved scheme of arrangement and associated capital reduction became effective, resulting in the creation of distributable reserves and enabling the Company to implement its dividend policy. Under the scheme, approved by shareholders in February, mmO2 plc was acquired by a new company, O2 plc, with shareholders receiving one new O2 plc share for every mmO2 plc share held.

As a supplemetary part of the scheme a cash alternative was offered in respect of some 300 million shares. The cash consideration was 130 pence, comprising the price of 125 pence at which the shares were placed in the market, plus a premium of five pence per share financed by the Company. This enabled approximately 833,000 shareholders, each owning up to 1,000 shares, to realise the value of their shares and secure a premium without incurring dealing charges. At the same time the Company obtained a long-term reduction in the costs of servicing its shareholders.

The GBP15 million cost of the five pence per share premium paid in respect of the cash alternative was charged directly to reserves. The GBP20 million transaction costs of the scheme were charged as a non-operating exceptional item.

Airwave network roll-out completed

In March O2 Airwave successfully completed the roll-out of service to all 51 regional police forces and the British Transport Police, on time and on budget. Airwave is the largest public safety mobile communications network of its kind in Europe, and its existing contracts with the police and other public safety organisations mean that more than 150,000 users nationwide will have access to a modern, secure, communications system. During the year Airwave also added 38 new emergency service and civil contingencies customers, taking the total of these to 78.

Airwave is awaiting the outcome of the tendering process to provide mobile communications to Great Britain's ambulance and fire services. If awarded to O2 Airwave, these contracts will potentially give more than 30,000 additional public safety users access to the network, and allow future emergency services inter-operability, where all public safety organisations will be able to communicate with each other when they need to do so. These contracts are expected to be awarded later this year.


O2 Germany accelerates growth and network investment

In November O2 Germany implemented a strategy to deliver faster customer growth, and to step up the level of investment in its UMTS network. Almost 2 million customers were added during the year, without material dilution in the quality of the customer base, which stood at just under 8 million at the year end. The speed and quality of this growth has positioned O2 Germany as a major player in Europe's largest mobile market, and increased confidence in its ability to deliver higher long-term margins.

To sustain this rapid growth and attractive market position, O2 is now aiming to deliver 3G network quality and long-term population coverage that is competitive with the two market leaders. As announced in November, in the five-year period from April 2004 the business is expected to incur total capital expenditure in the range EUR3.0 to EUR3.5 billion, which is EUR1.0 to EUR1.5 billion higher than had been planned previously. This increase will to a significant extent be offset over this period by a reduction in operating costs, including lower national roaming costs, and by faster revenue growth. Growing the business so rapidly, and increasing the speed and scale of the 3G investment programme, will further strengthen O2's position in the German market, and enable this business to deliver attractive long-term returns.

O2 UK implements customer plan

In March O2 UK implemented a strategy to deliver an enhanced customer experience and to strengthen customer loyalty. This will involve deployment of significant additional resources into customer-facing areas, including opening a fourth major UK customer service centre, and further expanding the O2 retail network.

O2 UK added more than 1.1 million net new customers during the year, and at the same time succeeded in improving the quality of the customer base, achieving a 3% increase in the average revenue per customer despite the regulator's imposition of a major cut in termination rates. As penetration slows and the market becomes more crowded, there is a need to focus more on retention, distribution, devices and customer service. These are the opportunities on which O2's strategy will focus, prioritising what customers value most, and reducing activities and costs everywhere else.

To support these initiatives O2 UK plans to hire approximately 2,000 new retail and customer service staff over the next two years, offsetting the cost of this expansion by targeting efficiencies across a wide range of managerial and administrative functions. This will result in a reduction of up to 500 permanent positions in non customer-facing areas in early 2005/06, and gave rise to an exceptional charge of GBP45 million in the 2004/05 financial year.

Tesco Mobile continues to grow

O2 UK's 50/50 joint venture with Tesco PLC continued to drive growth, by offering customers value, simplicity and choice, along with supermarket style offers and the chance to earn Clubcard points when buying handsets and call time. This successful joint-venture (whose customers are not included in O2's base) provides O2 with efficient access to a significant market segment that has not been well served by mobile operators in the past. The introduction in September of an expanded range of handsets, extension of the popular "three favourite numbers" tariff to cover any network, and an increase in store selling space for Tesco Mobile, continued to drive customer growth through the second half.

Tchibo Mobile joint venture launched

In October a new 50/50 joint venture between O2 Germany and Tchibo GmbH was launched, offering a unique and attractively priced pre-paid mobile phone service into the German market. The new company, Tchibo Mobile, combines the marketing and sales distribution strengths of Tchibo with O2 Germany's high quality network infrastructure and track record for innovation in the mobile market.

Tchibo Mobile offers a simple, transparent, flat-rate call charge of 35 euro cents per minute at any time of day or night, with customers able to choose from a range of own-branded handsets, available from around 1,000 Tchibo retail stores nationwide, as well as specialist dealer partners and over the Internet. By the year-end Tchibo Mobile, whose customers form part of O2 Germany's customer base, had connected more than 250,000 new pre-pay customers.

Commercial services launched on 3G

During the year O2 launched a range of 3G mobile data services in the UK and Germany. As well as PC data-cards aimed mainly at the business market, O2 offered an attractive selection of new dual-mode handsets, including the competitively priced O2 X4, the first own-branded 3G handset available in the UK.

The successful O2 Active portal was re-launched for 3G, offering a personalised menu and faster access to a wide range of innovative data content. At the year-end, 34% of O2's customers had used a non-SMS data service during the previous 90 days.

O2 UK introduced "Connection Manager", the UK's first integrated mobile business solution to incorporate 3G, Wireless LAN and GPRS. This uses a simple, intuitive interface to enable the customer to connect via O2's integrated data-card to the fastest available wireless technology.

O2 Germany launched "Surf@Home", a unique mobile broadband product which integrates 3G and Wireless LAN technologies to offer customers fast internet access without a fixed line. Surf@Home complements O2's highly successful Genion Homezone service, which gives customers the ability to make voice calls from home at fixed line prices, without paying for a fixed phone line.

Across all its markets O2 is taking a measured, market-driven approach to the introduction of new services for UMTS, rather than just selling new technology. O2's goal is to deliver mobile data services that customers truly value, which means offering compelling devices, a great customer experience, ease of use, and value for money.

i-mode agreement signed

In November O2 signed a long-term strategic agreement with NTT DoCoMo, under which O2 will launch the i-mode mobile internet service in the UK and Ireland during the second half of 2005. O2 Germany will launch new mobile internet s ervices based on this NTT DoCoMo technology under its own brand, early in 2006.

With close to 50 million active users, i-mode is the world's most popular mobile internet service, and will give O2's customers access to easy-to-use, fast services and rich content applications, across a wide range of advanced multi-media handsets. i-mode offers a compelling end-to-end customer experience, providing a breadth and depth of tailored internet content that takes mobile data services to a new level for the customer.

i-mode is a proven business model that enables increased customer uptake of mobile data services and higher data usage. It will give O2 a clearly differentiated mobile internet proposition, and will build on O2's successful track record in mobile data, to drive the next wave of data revenue growth.

New O2 devices launched

O2 continued its successful branded device strategy, including launching the O2 X3, a clamshell phone with mp3 player and 1.3 mega-pixel camera, as well as the O2 X4, the first own-branded 3G device. In addition the O2 XDA range was updated, with the launch of the XDA II-i, which includes W-LAN connectivity, and the XDA II-s, which has a slide-out keyboard

Mobile broadband strategy set out

In December O2 announced deployment of Europe's first super-fast, 3G mobile data network, incorporating HSDPA technology (high-speed downlink packet access) and IMS (Internet Protocol Multimedia Sub-system). Going live initially on the Isle of Man later in 2005, this mobile broadband network will subsequently be rolled out across all O2's territories, allowing customers to experience next-generation services on the move at speeds equivalent to those enjoyed by fixed broadband networks, and three times faster than today's commercial 3G networks.


BUSINESS REVIEW

O2 UK

Full-year results

In an increasingly competitive market, O2 UK continued to deliver robust growth, with net service revenue in the full-year up 13.9% to GBP3,627 million. The rate of growth slowed in the second half, mainly due to the approximately 30% termination rate cut imposed by the regulator from September 2004, and second half net service revenue growth was 8%, compared to 20% in the first half. Total revenue was 17% higher at GBP4,030 million.

Revenue growth was driven both by acquisition of new customers and by higher ARPU. O2 UK added 1.12 million net new customers during the year, taking the total active base at the year-end to 14.384 million.

In the contract market O2's mix of brand, devices and propositions continued to appeal to higher value customers. In the consumer segment, an expanded X-range of own-branded devices and the popular "Double" proposition, offering double minutes and texts for 6 months through O2 Retail, successfully drove connections of high value customers. In the business market, propositions targeted at the SME segment such as "Business Zones", offering discounted rates to two fixed-line area codes, and the "Network Manager" service, allowing corporate customers to measure the overall performance of O2's network, delivered continued growth.

Overall, contract customers comprised 30% of the growth in subscribers during the year, and accounted for 34.1% of the total base at the year-end. However, the contract base was impacted by the loss of the BT own-use account, which led to approximately 100,000 contract customers migrating off the base during the second half.

O2 UK continued to develop its prepay proposition during the year, with the "3p Text Bolt-on", "O2 Home", offering discounted rates on calls from a "homezone", and the upgrade proposition "O2 Thanks", all helping to grow prepay net additions to 785,000.

Underlying growth in voice ARPU of GBP7 was more than offset by the GBP11 impact of the September termination rate cut, while data ARPU grew GBP13, to leave total blended ARPU GBP9 higher than last year, at GBP281. Average voice minutes of use per customer increased by 11% to 137 minutes per month. Data revenue was driven by 34% year-on-year growth in SMS volumes, along with an increasing contribution from non-SMS revenues, which accounted for 2.7% of service revenue in the year.

Non-service revenue increased by GBP135 million to GBP403 million in the year, driven by increased equipment sales, and by higher national roaming and wholesale revenues.

Contract SAC for the full-year was GBP172, up from GBP160 in the previous year. This increase reflected the general level of competition in the market, and the higher proportion of high-end handsets sold. Contract churn in the year was 31%, up from 26% last year, impacted by the loss of the BT employee contract which increased churn by approximately 2%. Pre-pay SAC rose to GBP19, from GBP16 last year, again reflecting the competitiveness of the UK market, which also pushed pre-pay churn up to 37%, from 33% in the previous year.

EBITDA grew by 14% to GBP 1,183 million, and the reported EBITDA margin was 29.4%, down from 30.2% last year. On a like for like basis, the EBITDA margin was slightly ahead, as the reported margin reflected the inclusion of the O2 Online/ Products O2 costs which had previously been reported separately. The second-half EBITDA margin was 30.2%, up from 28.5% in the first half.

Depreciation of GBP558 million was GBP70 million higher than last year, reflecting increased capital expenditure during the year, as well as the commencement of depreciation of UMTS assets and a review of some asset lives, mainly software. O2 UK's operating profit before goodwill, UMTS licence amortisation and exceptionals increased by 13%, to GBP623 million.

Capital expenditure was GBP638 million in the year, compared to GBP502 million in the previous year. The increase was mainly due to investment in the UMTS network, which accounted for around 35% of O2 UK's total capital expenditure, compared to around 20% in the previous year. A 3G data-card proposition aimed at business customers was launched in October 2004, and UMTS licence amortisation was charged from this date. A consumer 3G proposition followed in February 2005. Roll-out of the UMTS network continues on track to achieve 50% population coverage by June 2005.

Fourth quarter key performance indicators

A total of 168,000 net new customers were added in the quarter, comprising 37,000 contract customers and 131,000 prepay customers. Only purchases of a new handset or new SIM card which resulted in genuine new active customers were reflected in the reported number of prepay net connections. Over 50% of total connections in the quarter were acquired through O2 UK's direct channels.

Before the GBP5 impact of the termination rate cut in the quarter, blended ARPU improved by GBP3, driven by strong growth of data ARPU. However reported ARPU was GBP2 lower, at GBP281, with contract ARPU falling to GBP542, from GBP545 in the third quarter, and pre-pay ARPU falling to GBP143, from GBP145 in the previous quarter.

The total number of text messages sent by O2 UK's customers increased by 9.3% quarter-on-quarter, to 3.10 billion. Data as a proportion of service revenue grew to 27.7%, from 25.0% in the third quarter and 22.3% in the same period last year.

The number of non-SMS data users grew by 17% quarter-on-quarter to 5.728 million, 40% of the total base, driven by services such as picture-messaging, ring-tone downloads and O2 Active browsing. Non-SMS data revenues accounted for 3.7% of service revenue in the quarter, compared to 2.8% in the third quarter.

O2 Germany

Full-year results

O2 Germany delivered further exceptional revenue and EBITDA growth during the year. Service revenue grew by 28% at constant exchange rates, to EUR2,474 million (GBP1,687 million). Full-year total revenue was EUR2,736 million (GBP1,865 million), compared to EUR2,172 million (GBP1,508 million) the previous year.

The main driver was accelerated customer growth, with 1.994 million net additions in the year, taking the total base at the year-end to 7.976 million. Higher customer acquisition was fuelled by an expanding range of pre-pay and contract propositions and extended distribution. In the contract market, O2's "Active" bundles were launched in July and proved very successful with high value customers, with around 40% of new contract customers in the second half subscribing to an Active bundle. The popular Genion Homezone service accounted for more than 50% of new contract customers. At 55%, the proportion of contract customers in O2's base remains the highest in the German market. Towards the end of the financial year O2 Germany signed the first of several agreements with third-party service providers, which will further expand the range of O2's channels into the contract market.

O2 Germany also increasingly targeted high value prepay customers, and 1.1 million net new prepay customers were added during the year. Of these, the new Tchibo Mobile channel, launched at the start of October, contributed just over 250,000 new customers.

Blended ARPU fell by EUR3 in the year to EUR363, reflecting the approximately 3 months' impact of the 17% termination rate cut in December, and the higher proportion of pre-pay customers in the mix. O2's blended ARPU remains substantially the highest in the German market.

Contract ARPU in the year fell by around 2% to EUR531, mainly reflecting the termination rate cut. Pre-pay ARPU of EUR140 was EUR2 higher than last year, reflecting O2 Germany's focus on higher value prepay customers. The ARPU of the customers acquired through the Tchibo Mobile channel is similar to the German market average.

O2 Germany's average customer voice minutes of use remained broadly flat year-on-year, at 118 minutes per month, well above the average for the German market as a whole. The number of text messages sent in the year increased by around a third, to just under 2.4 billion, driven by customer growth and strong uptake of new SMS and general data packs. The success of the data pack propositions also drove non-SMS data uptake and usage, and the number of customers at the year-end who had used a non-SMS data service during the previous 90 days was 1.9 million, 24% of the total base.

Subscriber acquisition costs for both pre-pay and contract customers increased year-on-year, reflecting O2 Germany's accelerated growth strategy in prepay, and the promotion of the new Active bundles on contract. However blended SAC fell by EUR11 to EUR161, due to the increasing proportion of pre-pay customers in the new connections mix. Despite the acceleration in customer growth, O2 Germany's EBITDA margin before SAC and SRC increased to 40.2%, from 36.0% last year, due to the operational leverage delivered by the growing scale of the business, with 8 million customers at year end.

EBITDA after SAC and SRC grew 54% year-on-year to EUR500 million (GBP341 million) and the full-year EBITDA margin was 18.3%, compared to 14.9% the previous year. National roaming costs reduced the full-year EBITDA margin by approximately 4%. Depreciation, including amortisation of GBP78 million in respect of the T-Mobile network sharing agreement, increased by 8% year-on-year, to GBP319 million. From a loss of GBP(70) million in the previous year, operating profit before goodwill and UMTS licence amortisation and exceptionals improved to GBP20 million. O2 Germany's capital expenditure in the year, excluding the T-Mobile network sharing payment, increased by 26% to GBP388 million, due to increased investment in the UMTS network roll-out, which accounted for around 35% of total investment in the year. In the first half a payment of GBP57 million was incurred in respect of the network sharing agreement, taking O2 Germany's total capital expenditure in the year to GBP445 million.

Fourth quarter key performance indicators

A total of 578,000 net new customers were added in the quarter, of which 211,000 were contract customers and just over 100,000 were Tchibo Mobile customers.

Blended ARPU fell to EUR363 from EUR370 in the third quarter, with over EUR4 of this difference due to the 17% termination rate cut in December. Blended data ARPU of EUR79 was EUR1 higher than in the third quarter. Pre-pay ARPU of EUR140 was EUR2 higher quarter-on-quarter, but contract ARPU fell by EUR8 to EUR531. Data as a proportion of service revenue increased to 23.2%, from 22.3% in the third quarter, and non-SMS data accounted for 4.4% of service revenue, compared to 3.8% in the third quarter.

O2 Ireland

Full-year results

In the increasingly competitive and highly penetrated Irish market, O2 Ireland continued to grow strongly. Full-year service revenue grew by 13.3% at constant exchange rates, to EUR816 million (GBP556 million). Total revenue was EUR859 million (GBP585 million) for the full-year, compared to EUR762 million (GBP529 million) in the previous year.

Growth was driven by customer acquisitions and higher contract ARPU. O2 Ireland grew its base by 10.2%, to end the year with 1.533 million customers. Customer growth was particularly strong in the pre-pay market, where O2 Ireland added 120,000 customers, attracted by the strength of the O2 brand, a re-invigorated retail network, including the launch of flagship "Experience" stores, and a series of innovative and competitive propositions. O2 Ireland also performed strongly in the corporate and SME sectors.

Blended ARPU for the year was EUR6 higher, at EUR565. O2 Ireland's average voice minutes of use grew by 6%, to 209 minutes per customer per month, which is among the highest in Europe. However, increased revenue from higher minutes of use was partly offset by a lower rate per minute, due to the increased competitiveness of the market. SMS usage remained high, and data ARPU of EUR120 was EUR10 higher than last year.

O2 Ireland's EBITDA grew by 9% in the year to EUR327 million. The full-year EBITDA margin fell to 38.1% from 39.3% last year, reflecting the higher level of customer additions during the period. Operating profit before goodwill and exceptionals increased by 13%, to GBP158 million. No UMTS licence amortisation was charged during the year, as no UMTS services were launched commercially.

O2 Ireland's capital expenditure almost doubled, to GBP100 million, mainly due to increased investment in the UMTS network roll-out, as well as continuing investment in the 2G network.

Fourth quarter key performance indicators

A total of 17,000 net new customers were added in the quarter, of which 5,000 were contract customers. Fourth quarter blended ARPU was EUR565, with contract ARPU up EUR12 in the quarter to EUR1,118, and pre-pay ARPU down EUR1, at EUR358.

The number of text messages grew 5.8% quarter on quarter, and data as a proportion of service revenues grew to 23.2% from 20.9% in the third quarter. At the end of the quarter 34% of customers had used a non-SMS data service in the previous 90 days.

O2 Airwave

Revenue for the full year increased to GBP169 million, from GBP89 million last year. EBITDA grew to GBP72 million, from GBP1 million in 2004. Airwave delivered its first full year operating profit, GBP19 million, compared to a loss of GBP(30) million last year.

Capital expenditure in the year was GBP218 million, compared to GBP243 million last year, reflecting the completion of the police network roll-out, delays in awarding the contracts for the Fire and Ambulance services, and improved network planning and design, which allowed the same quality of coverage to be provided with fewer base stations.


OUTLOOK

Year ending 31 March 2006:

-    O2 UK

The Group expects mid-single digit growth in net service revenue, reflecting the remaining five months' impact of the September 2004 termination rate cut, and continuing competition in what is now a highly penetrated mobile market.

The EBITDA margin is expected to remain broadly stable, reflecting the competitiveness of the market, and O2 UK's programme to allocate substantial resources to develop additional customer-facing capabilities, and achieve higher long-term customer retention.

-    O2 Germany

The Group expects to deliver further strong service revenue growth, mainly driven by continued rapid growth of the customer base. The EBITDA margin is expected to improve further, to around 20%, reflecting O2 Germany's continuing prioritisation of revenue growth, as well as the impact of UMTS network running costs and the continued costs of national roaming.

-    Group capital expenditure

Capital expenditure is expected to be broadly in line with the total incurred in 2004/05 (excluding the network sharing agreement payments in Germany), with higher UMTS network investment, particularly in Germany, offsetting the reduction in Airwave capital expenditure due to completion of the police network roll-out.


Cautionary statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

-    our annual report and accounts and half-yearly reports;

-    our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

The information on our website, any website mentioned in this document or any website directly or indirectly linked to our or any other website mentioned in this document is not incorporated by reference into this document and you should not rely on it.






Preliminary announcement for the year ended 31 March 2005

Group profit and loss account
Year ended 31 March 2005

                                                      Note       2005     2004
                                                                 GBPm     GBPm
-------------------------------                         ---- ----------  -------

Turnover: group and share of joint ventures and
associates                                                      6,890    5,859
Group's share of joint ventures and associates
turnover                                                         (207)    (165)
-------------------------------                         ---- ----------  -------
Group turnover                                           2      6,683    5,694

Net operating expenses (including exceptional items)     3     (6,342)  (5,536)

EBITDA1                                                         1,768    1,367
Depreciation before exceptional items                            (931)    (926)
Goodwill amortisation                                            (200)    (201)
UMTS licences amortisation                                       (169)       -
Other amortisation                                                (82)      (7)
-------------------------------                         ---- ----------  -------
Operating profit before exceptional items                         386      233
Exceptional items                                        4        (45)     (75)
-------------------------------                         ---- ----------  -------
Group operating profit                                   3        341      158

Group's share of operating result of joint ventures
and associates                                                     (3)       -
-------------------------------                         ---- ----------  -------
Total operating profit                                            338      158
Costs of capital reorganisation                          4        (20)       -
Loss on sale of business - discontinued operation                   -       (5)
Net interest payable and similar charges                           (9)     (58)
-------------------------------                         ---- ----------  -------
Profit on ordinary activities before taxation                     309       95
Tax on profit on ordinary activities                     5         (8)      71
-------------------------------                         ---- ----------  -------
Profit for the financial year                           10        301      166
Dividends                                             6,10       (196)       -
-------------------------------                         ---- ----------  -------
Retained profit for the year                                      105      166
-------------------------------                         ---- ----------  -------
Basic earnings per share (pence)                         7        3.5      1.9
-------------------------------                         ---- ----------  -------
Diluted earnings per share (pence)                       7        3.4      1.9
-------------------------------                         ---- ----------  -------
Dividend per share (pence)                               6       2.25        -
-------------------------------                         ---- ----------  -------


1EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits and losses of our joint ventures and associates. EBITDA is not a measure of financial performance under UK GAAP and may not be comparable to similarly titled measures of other companies, because EBITDA is not uniformly defined. EBITDA should not be considered by investors as an alternative to Group operating profit or profit on ordinary activities before taxation as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows. EBITDA is one of the key financial measures used by the Group for evaluating financial performance.





Group statement of total recognised gains and losses
Year ended 31 March 2005

                                                        Note     2005     2004
                                                                 GBPm     GBPm
------------------------------                        -------- -------- --------

Profit for the financial year                             10      301      166
Currency translation differences arising on foreign
currency net investments less translation differences
on debt designated as a hedge of foreign currency net     10       68     (144)
investments
Premium paid to shareholders electing for cash
alternative in capital reorganisation                             (15)       -
------------------------------                        -------- -------- --------
Total recognised gains relating to the year                       354       22
------------------------------                        -------- -------- --------



Group balance sheet
As at 31 March 2005

                                                   Note      2005         2004
                                                                            As
                                                                      restated
                                                             GBPm         GBPm
--------------------------------                   ------ ---------     --------
Fixed assets
Intangible assets                                           7,045        7,354
Tangible assets                                             4,449        3,996
Investments                                                     2            5
--------------------------------                   ------ ---------     --------
                                                           11,496       11,355
--------------------------------                   ------ ---------     --------
Current assets
Stocks                                                         87           84
Debtors                                                     1,060          943
Investments                                                 1,285          993
Cash at bank and in hand                                       41           23
--------------------------------                   ------ ---------     --------
                                                            2,473        2,043
Creditors: amounts falling due within one year             (2,031)      (1,678)
--------------------------------                   ------ ---------     --------
Net current assets                                            442          365
--------------------------------                   ------ ---------     --------
Total assets less current liabilities                      11,938       11,720
--------------------------------                   ------ ---------     --------
Creditors: amounts falling due after more than one         (1,403)      (1,375)
year
Provisions for liabilities and charges                       (254)        (251)
--------------------------------                   ------ ---------     --------
Net assets                                                 10,281       10,094
--------------------------------                   ------ ---------     --------
Capital and reserves
Called up share capital                              10         9            9
Share premium                                        10       375            3
Other reserves                                       10     2,913       11,074
Profit and loss account                              10     6,984         (992)
--------------------------------                   ------ ---------     --------
Shareholders' funds                                        10,281       10,094
--------------------------------                   ------ ---------     --------



Reconciliation of group operating profit to operating cash flows
Year ended 31 March 2005
                                                              2005        2004
                                                              GBPm        GBPm
--------------------                                        --------     -------
Group operating profit                                         341         158
Depreciation and amortisation charges                        1,388       1,136
Loss on disposal of fixed assets                                 2           5
Increase in stocks                                              (2)        (17)
Increase in debtors                                            (84)        (88)
Increase in creditors                                           98         142
Increase in provisions                                          12          55
--------------------                                        --------     -------
Net cash inflow from operating activities                    1,755       1,391
--------------------                                        --------     -------



Group cash flow statement
Year ended 31 March 2005

                                                       Note     2005      2004
                                                                GBPm      GBPm
--------------------------------------                  ----   -------  --------
Net cash inflow from operating activities                      1,755     1,391
Returns on investments and servicing of finance                  (43)      (62)
Taxation                                                         (15)      (13)
Capital expenditure and financial investment                  (1,348)   (1,114)
Acquisitions and disposals (2004: net of GBP10 million
cash disposed of with O2 Netherlands)                             (2)       (6)
--------------------------------------                  ----   -------  --------
Cash inflow before management of liquid resources and
financing                                                        347       196
Management of liquid resources                         8,9      (302)     (191)
Financing                                                        (27)      (50)
--------------------------------------                  ----   -------  --------
Increase/(decrease) in cash in the year                8,9        18       (45)
--------------------------------------                  ----   -------  --------



Group net debt
As at 31 March 2005

                                                     Note     2005        2004
                                                              GBPm        GBPm
-----------------------------                         ----- --------    --------
Cash at bank and in hand                                        41          23
Current asset investments                                    1,285         993
-----------------------------                         ----- --------    --------
                                                             1,326       1,016
Euro medium-term notes (net of issue costs)                 (1,056)     (1,012)
Loan notes                                                      (7)         (8)
Obligations under finance leases and hire purchase
contracts                                                     (308)       (325)
Other loans and borrowings                                     (33)        (37)
-----------------------------                         ----- --------    --------
Net debt                                              8,9      (78)       (366)
-----------------------------                         ----- --------    --------



1.   Basis of preparation

The financial statements for the year ended 31 March 2005 have been prepared in accordance with the accounting policies set out in the Annual Report and Financial Statements for the year ended 31 March 2004 with the exception of the adoption of Urgent Issues Task Force Abstract 38 (UITF 38) "Accounting for ESOP Trusts" as described below.

Certain amounts relating to the prior year have been reclassified to conform to the current year presentation.

Merger accounting

O2 plc was incorporated on 10 December 2004 as part of the Group's capital reorganisation undertaken during the year. The purpose of the capital reorganisation was to create distributable reserves in O2 plc to allow the implementation of the Group's distribution policy.

On 14 March 2005 O2 plc was introduced as the new holding company of the O2 Group pursuant to a Scheme of Arrangement (the Scheme) under section 425 of the Companies Act 1985, whereby O2 plc issued shares in return for the existing shares in mmO2 plc. Subsequently, O2 plc effected a reduction in its share capital to create distributable reserves.

The Directors consider that in substance the Scheme constituted two distinct transactions being firstly, the insertion of the new holding company, O2 plc, and secondly, a placing of shares on behalf of certain shareholders who elected to receive the consideration for their shares in mmO2 plc in cash. The insertion of a new holding company constitutes a group reconstruction as defined by Financial Reporting Standard (FRS) 6 "Acquisitions and mergers" and has been accounted for using merger accounting principles. The premium paid to shareholders who elected to receive their consideration in cash has been recognised as a deduction from the Group profit and loss account reserve.

The consolidated financial statements for the year ended 31 March 2005 comprise the results of O2 plc from incorporation to 31 March 2005 together with the results of the O2 plc group from 14 March 2005 to the end of the financial year and the results of the mmO2 plc group from 1 April 2004 to 13 March 2005. The comparative information presented is as previously published for the mmO2 plc group except where otherwise stated.

Change in accounting policy

The Group has adopted UITF 38 in the year ended 31 March 2005, which requires that a company's own shares held through an ESOP trust be shown as deduction from shareholders' funds until such time as the shares vest unconditionally. Previously these shares were recorded at cost less amortisation charged to date and shown as a fixed asset investment.

The comparative figures have been restated to reflect the adoption of UITF 38. The aggregate impact on the previously reported figures is to reduce total equity shareholders' funds at 1 April 2003 by GBP3 million (2004: increase by GBP3 million). The adoption of UITF 38 has no effect on the profit and loss account.

2.   Segmental analysis


The segmental disclosures in respect of profit and loss account items are presented below:
                               Group        Depreciation and   Total operating
                            turnover           amortisation1            profit
                                GBPm                    GBPm              GBPm
-------------------------       ------                 -------          --------

Year ended 31 March 2005
Continuing operations
Mobile telecommunications
UK                             4,030                     773               370
Germany                        1,865                     431               (92)
Ireland                          585                     117               106
-------------------------       ------                 -------          --------
Total mobile
telecommunications             6,480                   1,321               384
Other businesses     UK          222                      61                35
Central overheads and
adjustments                        -                       6               (81)
Inter-segment eliminations       (19)                      -                 -
-------------------------       ------                 -------          --------
Group total                    6,683                   1,388               338
-------------------------       ------                 -------          --------

Year ended 31 March 2004
Continuing operations
Mobile telecommunications
UK                             3,451                     638               346
Germany                        1,508                     295               (72)
Ireland                          529                     120                87
-------------------------       ------                 -------          --------
Total mobile
telecommunications             5,488                   1,053               361
Mobile internet services UK      140                      42               (93)
Other businesses
UK                               139                      37               (13)
Central overheads and
adjustments                        -                       3               (96)
Inter-segment eliminations      (121)                      -                 -
-------------------------       ------                 -------          --------
                               5,646                   1,135               159
Discontinued operation
Mobile telecommunications
The Netherlands                   48                       1                (1)
-------------------------       ------                 -------          --------
Group total                    5,694                   1,136               158
-------------------------       ------                 -------          --------


1In the years ended 31 March 2005 and 2004, depreciation includes a charge of GBP6 million and GBP2 million respectively included within exceptional operating cost as disclosed in note 4.


2.   Segmental analysis continued

The segmental disclosures in respect of balance sheet items are presented below:
                            Capital  Tangible fixed      Net operating assets/
                       expenditure1          assets            (liabilities) 2
                               GBPm            GBPm                       GBPm
----------------------       --------        --------                   --------

Year ended 31 March 2005
Continuing operations
Mobile telecommunications
UK                              637           2,210                      5,744
Germany                         388           1,229                      3,203
Ireland                         100             273                      1,078
----------------------       --------        --------                   --------
Total mobile
telecommunications            1,125           3,712                     10,025
Other businesses UK             228             735                        656
Central assets and
adjustments                       3               2                       (190)
----------------------       --------        --------                   --------
Group total                   1,356           4,449                     10,491
----------------------       --------        --------                   --------

Year ended 31 March 2004
Continuing operations
Mobile telecommunications
UK                              502           2,118                      5,945
Germany                         308           1,051                      3,160
Ireland                          52             233                      1,086
----------------------       --------        --------                   --------
Total mobile
telecommunications              862           3,402                     10,191
Mobile internet services UK      12              22                         13
Other businesses UK             252             568                        450
Central assets and
adjustments                       2               4                        (62)
----------------------       --------        --------                   --------
                              1,128           3,996                     10,592
Discontinued operation
Mobile telecommunications
The Netherlands                   5               -                          -
----------------------       --------        --------                   --------
Group total                   1,133           3,996                     10,592
----------------------       --------        --------                   --------


1Capital expenditure comprises tangible fixed asset additions.

2Net operating assets/(liabilities) comprise tangible and intangible fixed assets (including goodwill), stocks, debtors, creditors (excluding debt) falling due within and after one year and provisions (excluding deferred tax).


Definition of segments

In the year ended 31 March 2004, the Group undertook a restructuring of its central functions and rationalised its property portfolio. In the year ended 31 March 2004, the activities of O2 Online and Products O2, which were previously reported as the "mobile internet services" segment, are reported within the segments in which they now reside. As the information is not readily available, the comparatives have not been restated and these businesses are reported separately in line with day-to-day managerial and budgetary control at that time.

Joint ventures and associates

Total  turnover  for the year ended 31 March 2005 was  GBP6,890  million  (2004:
GBP5,859 million) and included GBP196 million (2004: GBP165 million) representing the Group's share of the turnover of its joint ventures and associates in the UK mobile telecommunications business and GBP11 million (2004:
nil) representing the Group's share of its joint ventures in the German mobile telecommunications businesses. The Group's share of the operating loss of its joint ventures and associates was GBP3 million (2004: nil). The Group's interest in the aggregate liabilities of its joint ventures and associates is GBP1 million (2004: assets of GBP5 million).



3.   Net operating expenses
                                    Continuing         Discontinued      Total
                                    operations            operation
                                          GBPm                 GBPm       GBPm
---------------------------            ---------            --------- ----------

Year ended 31 March 2005
Group turnover                           6,683                    -      6,683
Costs of sales                          (3,799)                   -     (3,799)
---------------------------            ---------            --------- ----------
Gross profit                             2,884                    -      2,884
Administrative expenses                 (2,543)                   -     (2,543)

Administrative expenses before
exceptional items                       (2,498)                   -     (2,498)
Exceptional items                          (45)                   -        (45)
---------------------------            ---------            --------- ----------
Group operating profit                     341                    -        341
---------------------------            ---------            --------- ----------
Year ended 31 March 2004
Group turnover                           5,646                   48      5,694
Costs of sales                          (3,291)                 (23)    (3,314)
---------------------------            ---------            --------- ----------
Gross profit                             2,355                   25      2,380
Administrative expenses                 (2,196)                 (26)    (2,222)

Administrative expenses before
exceptional items                       (2,121)                 (26)    (2,147)
Exceptional items                          (75)                   -        (75)
---------------------------            ---------            --------- ----------
Group operating profit/(loss)              159                  (10)       158
---------------------------            ---------            --------- ----------



Net operating expenses comprise cost of sales and administrative expenses (including operating exceptional items) and total GBP6,342 million in 2005 (2004:GBP5,536 million).

4.   Exceptional items

In the year ended 31 March 2005, the Group incurred an operating exceptional charge of GBP45 million and a non-operating exceptional charge of GBP20 million.

The operating charge related to the redeployment of resources within O2 UK into customer facing areas and away from non-customer facing areas. This is in line with O2 UK's strategy of delivering an enhanced customer experience and increasing customer loyalty. The charge comprises redundancy and property costs. No cash was expended in the year ended 31 March 2005. The non-operating charge related to the costs of the capital reorganisation. This charge gave rise to a cash outflow of GBP15 million during the year.

In the year ended 31 March 2004, the Group incurred an exceptional charge of GBP75 million in respect of the restructuring of central functions and the resultant rationalisation of the Group's property portfolio. This arose on the transfer of O2 Online, Products O2 and certain other central functions to the Group's operating businesses in the UK, Germany and Ireland and includes provisions relating to redundancies and the termination of property leases. This charge gave rise to a cash outflow of GBP17 million in that year.


5.   Tax on profit on ordinary activities
                                                               2005       2004
                                                               GBPm       GBPm
---------------------------------                            -------- ----------

Current tax
Non-United Kingdom tax                                          (14)       (13)
Adjustments in respect of prior periods                           1          1
Tax on Group's share of results of joint ventures and            (1)        (1)
associates                                                   -------- ----------
---------------------------------
Total current tax charge                                        (14)       (13)
---------------------------------                            -------- ----------
Deferred tax
Origination and reversal of timing differences                    1         86
Adjustments in respect of prior periods                           5         (2)
---------------------------------                            -------- ----------
Total deferred tax credit                                         6         84
---------------------------------                            -------- ----------
Tax (charge)/credit on profit on ordinary activities             (8)        71
---------------------------------                            -------- ----------

6.   Dividends

---------------------------------                       --------      ----------
                                                         pence            2005
                                                     per share              GBPm
---------------------------------                       --------      ----------
Proposed final                                            2.25             196
---------------------------------                       --------      ----------



The final dividend of 2.25 pence per share will be paid on 26 August 2005 to shareholders on the register at the close of business on 5 August 2005.


7.   Earnings per share

Earnings per share has been calculated by dividing the profit for the year by the weighted average number of ordinary shares in issue during that year, as follows:


                                                                2005       2004
---------------------------------                           ---------  ---------

Profit for the financial year (GBP million)                       301        166
---------------------------------                           ---------  ---------

Weighted average ordinary share capital (number of shares,
millions)                                                     8,681      8,671
Dilutive potential ordinary shares (number of shares,
millions)                                                       120         44
---------------------------------                           ---------  ---------
Diluted weighted average ordinary share capital (number of
shares, millions)                                             8,801      8,715
---------------------------------                           ---------  ---------
Basic earnings per share (pence)                                3.5        1.9
---------------------------------                           ---------  ---------
Diluted earnings per share (pence)                              3.4        1.9
---------------------------------                           ---------  ---------



Underlying earnings per share has been calculated by dividing the underlying profit for the year by the weighted average number of ordinary shares in issue during that year. Underlying profit is calculated as follows:


---------------------------------                         ---------    ---------
                                                             2005         2004
                                                             GBPm         GBPm
---------------------------------                         ---------    ---------

Profit on ordinary activities after taxation                  301          166
Goodwill amortisation                                         200          201
UMTS licences amortisation                                    169            -
Operating exceptional items                                    45           75
Non-operating exceptional items                                20            5
---------------------------------                         ---------    ---------
Underlying earnings                                           735          447
---------------------------------                         ---------    ---------
Underlying earnings per share (pence)                         8.5          5.2
---------------------------------                         ---------    ---------


In accordance with the principles of merger accounting as applicable to group reorganisations described in note 1, earnings per share have been calculated as if O2 plc had in issue the share capital of mmO2 plc prior to 14 March 2005.


8.   Analysis of net debt

                       At 1 April      Cash       Other non-cash   At 31 March
                             2004      flow            movements          2005
                             GBPm      GBPm                 GBPm          GBPm
---------------------      -------- ---------            ---------     ---------

Cash at bank and in hand       23        18                    -            41
Current asset investments     993       302                  (10)        1,285
---------------------      -------- ---------            ---------     ---------
                            1,016       320                  (10)        1,326
Debt due after one year    (1,043)        -                  (37)       (1,080)
Debt due within one year      (14)        8                  (10)          (16)
Obligations under finance
leases and hire purchase
contracts                    (325)       13                    4          (308)
---------------------      -------- ---------            ---------     ---------
Group net debt               (366)      341                  (53)          (78)
---------------------      -------- ---------            ---------     ---------



9.   Reconciliation of net cash flow to movement in net debt


                                                               2005       2004
                                                               GBPm       GBPm
------------------------------------                           ------    -------

Increase/(decrease) in cash in the year                          18        (45)
Management of liquid resources                                  302        191
Cash outflow from decrease in net debt                           21         53
------------------------------------                           ------    -------
Decrease in net debt resulting from cash flows                  341        199
Other non-cash movements                                        (53)       (16)
------------------------------------                           ------    -------
Decrease in net debt in the year                                288        183
Net debt at beginning of year                                  (366)      (549)
------------------------------------                           ------    -------
Net debt at end of year                                         (78)      (366)
------------------------------------                           ------    -------




10.  Reconciliation of movements in shareholders' funds

                               Called up    Share      Other     Profit         Total
                                   share  premium   reserves   and loss shareholders'
                                 capital                        account         funds
                                    GBPm     GBPm       GBPm       GBPm          GBPm
--------------------             -------   -------     -------   -------        -------

At 1 April 2003                       9         -      12,087    (2,030)        10,066
Prior period adjustment
relating to UITF 38                   -         -           -        (3)            (3)
--------------------             -------   -------     -------   -------        -------
At 1 April 2003 (as restated)         9         -      12,087    (2,033)        10,063
Retained profit for the year          -         -           -       166            166
Shares issued on share scheme
exercise                              -         3           -         -              3
Share scheme charge for the year      -         -           -         6              6
Transfer from profit and loss
account                               -         -      (1,013)    1,013              -
Currency translation differences      -         -           -      (144)          (144)
--------------------             -------   -------     -------   -------        -------
At 31 March 2004 (as restated)        9         3      11,074      (992)        10,094
Profit for the financial year         -         -           -       301            301
Dividends                             -         -           -      (196)          (196)
Purchase of mmO2 plc ordinary
shares                                -         -           -        (1)            (1)
Shares issued on share scheme
exercise                              -        24           -         -             24
Share schemes charge for the year     -         -           -         6              6
Issue of shares in exchange for
shares in mmO2 plc1               6,714       (26)     (7,062)      (15)          (389)
Placing of O2 plc shares on
17 March 20051                        -       374           -         -            374
Court approved capital
reduction1                       (6,714)        -           -     6,714              -
Transfer from profit and loss
account                               -         -      (1,099)    1,099              -
Currency translation differences      -         -           -        68             68
--------------------             -------   -------     -------   -------        -------
At 31 March 2005                      9       375       2,913     6,984         10,281
--------------------             -------   -------     -------   -------        -------


1 Transaction arising during the capital reorganisation described in note 1.


10.  Reconciliation of movements in shareholders' funds continued

Hedging strategy

The  overseas  businesses  of the Group,  O2  Germany  and O2  Ireland,  conduct substantially all their business in their domestic currency, Euros. As anticipated in the 2004 Annual Report and Accounts, the cash flows of the overseas businesses and the improved visibility of the future financial profile of the Group has resulted in a decision to increase the level of hedging of our overseas assets. This was achieved through the redenomination of the Group's existing Euro borrowings and the use of EUR1,800 million forward foreign exchange contracts, which commenced in June 2004.

The redenomination of existing debt realised a one-off cash inflow of GBP22 million which, when combined with the revaluation of the relevant Euro denominated debt at that time, had no material impact on net debt. The ongoing effect of the hedge implementation is that the Euro borrowings totalling EUR1,000 million, which are a component of net debt, are exposed to foreign exchange rate fluctuations and the net interest charge is impacted by the forward foreign exchange contracts which has reduced the current year interest charge by GBP24 million. Additionally, the foreign exchange gains or losses, arising on the retranslation of the Euro borrowings and on the forward foreign exchange contracts, are recognised in the statement of total recognised gains and losses as they hedge certain assets of the overseas businesses.

Full disclosure is provided in the Group's 2005 Annual Report and Financial Statements in accordance with FRS 13: "Derivatives and other financial instruments: disclosures".



The financial information contained in this preliminary announcement does not constitute the Group's statutory financial statements for the years ended 31 March 2005 or 31 March 2004. The financial information is derived from the audited statutory consolidated financial statements of the Group for the year ended 31 March 2005 which were approved by the Board of Directors on 17 May 2005. The auditors have reported on those financial statements; their report was unqualified and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985. The 2005 financial statements will be delivered to the Registrar of Companies following the Company's Annual General Meeting.


1.   Customer numbers

          Customers  Customers    Customers    Customers         Net Customers
                 at         at           at           at   additions        at
           31 March    30 June 30 September  31 December      during  31 March
               2004       2004         2004         2004      period      2005
              000's      000's        000's        000's       000's     000's
-----------  --------   --------     --------     --------    --------  --------

O2 UK
Pre-pay       8,687      8,799        9,003        9,341         131     9,472
Post-pay      4,577      4,726        4,853        4,875          37     4,912
-----------  --------   --------     --------     --------    --------  --------
    Total    13,264     13,525       13,856       14,216         168    14,384
-----------  --------   --------     --------     --------    --------  --------

O2 Germany
Pre-pay       2,516      2,643        2,808        3,253         367     3,620
Post-pay      3,466      3,675        3,861        4,145         211     4,356
-----------  --------   --------     --------     --------    --------  --------
    Total     5,982      6,318        6,669        7,398         578     7,976
-----------  --------   --------     --------     --------    --------  --------

O2 Ireland
Pre-pay       1,010      1,007        1,032        1,118          12     1,130
Post-pay        381        388          393          398           5       403
-----------  --------   --------     --------     --------    --------  --------
    Total     1,391      1,395        1,425        1,516          17     1,533
-----------  --------   --------     --------     --------    --------  --------

Manx
Pre-pay          42         44           45           41           0        41
Post-pay         21         21           22           22           0        22
-----------  --------   --------     --------     --------    --------  --------
    Total        63         65           67           63           0        63
-----------  --------   --------     --------     --------    --------  --------

O2 Group
Pre-pay      12,255     12,493       12,888       13,753         510    14,263
Post-pay      8,445      8,810        9,129        9,440         253     9,693
-----------  --------   --------     --------     --------    --------  --------
    Total    20,700     21,303       22,017       23,193         763    23,956
-----------  --------   --------     --------     --------    --------  --------

Pre-pay
percentage     59.2%      58.6%        58.5%        59.3%       66.8%     59.5%
Post-pay
percentage     40.8%      41.4%        41.5%        40.7%       33.2%     40.5%
-----------  --------   --------     --------     --------    --------  --------





2.   Non-SMS data users (90 day active)

3 months ended:                30                30               31        31
                             June         September         December     March
                             2004              2004             2004      2005
                            000's             000's            000's     000's
----------------------     --------          --------         --------  --------
O2 UK                       3,516             3,758            4,901     5,728
O2 Germany                  1,314             1,487            1,753     1,906
O2 Ireland                    286               333              411       516
----------------------     --------          --------         --------  --------
O2 Group                    5,116             5,578            7,065     8,150
----------------------     --------          --------         --------  --------
% total
customer base                24.0%             25.3%            30.5%     34.0%
----------------------     --------          --------         --------  --------





3.   Average revenue per user(1) (ARPU) - GBP

3 months ended:   31 March    30 June   30 September   31 December    31 March
                      2004       2004           2004          2004        2005
                       GBP        GBP            GBP           GBP         GBP
----------------    --------   --------       --------      --------    --------

O2 UK (2)
12 month rolling
Pre-pay                141        143            145           145         143
Post-pay               525        537            541           545         542
Blended                272        279            282           283         281

Monthly average
Pre-pay                 12         12             13            12          11
Post-pay                45         46             46            44          44
Blended                 23         24             24            23          23
----------------    --------   --------       --------      --------    --------
O2 Germany
12 month rolling
Pre-pay                 96         95             94            94          95
Post-pay               375        368            366           366         362
Blended                254        252            251           251         248

Monthly average
Pre-pay                  8          8              8             8           8
Post-pay                30         30             31            31          29
Blended                 20         20             21            21          20
----------------    --------   --------       --------      --------    --------
O2 Ireland
12 month rolling
Pre-pay                248        247            244           243         244
Post-pay               736        721            731           750         762
Blended                388        381            380           382         385

Monthly average
Pre-pay                 20         20             21            21          20
Post-pay                61         59             66            66          63
Blended                 32         31             33            33          31
----------------    --------   --------       --------      --------    --------



(1) ARPU in all businesses includes revenue from inbound roaming.
(2) O2 UK ARPU includes Mobile Number Portability (MNP) revenue.




4.   Data ARPU (blended 12 month rolling) - GBP

                  31 March    30 June   30 September   31 December    31 March
                      2004       2004           2004          2004        2005
                       GBP        GBP            GBP           GBP         GBP
----------------    --------   --------       --------      --------    --------

O2 UK                   55         59             62            65          68
O2 Germany              49         51             52            53          54
O2 Ireland              75         81             81            81          82
----------------    --------   --------       --------      --------    --------


5.   Average revenue per user(1) (ARPU) - EURuro

3 months ended:           31       30            30               31        31
                       March     June     September         December     March
                        2004     2004          2004             2004      2005
                         EUR      EUR           EUR              EUR       EUR
----------------      -------- --------      --------         --------   -------
O2 Germany
12 month rolling
Pre-pay                  138      138           138              138       140
Post-pay                 540      537           540              539       531
Blended                  366      367           371              370       363

Monthly average
Pre-pay                   11       11            11               12        12
Post-pay                  44       45            46               45        41
Blended                   30       31            32               31        28
----------------      -------- --------      --------         --------   -------
O2 Ireland
12 month rolling
Pre-pay                  357      361           360              359       358
Post-pay               1,061    1,053         1,078            1,106     1,118
Blended                  559      556           560              564       565

Monthly average
Pre-pay                   29       30            31               30        29
Post-pay                  89       89            98               94        91
Blended                   45       46            49               48        45
----------------      -------- --------      --------         --------   -------
Euro rates
Quarterly             1.4718   1.5007        1.4880           1.4384    1.4427
Annually              1.4405   1.4594        1.4736           1.4747    1.4669
----------------      -------- --------      --------         --------   -------

(1) ARPU in all businesses includes revenue from inbound roaming.


6.   Data ARPU (blended 12 month rolling) - EURuro

                  31 March    30 June   30 September   31 December    31 March
                      2004       2004           2004          2004        2005
                       EUR        EUR            EUR           EUR         EUR
----------------    --------   --------        -------       -------    --------
O2 Germany              71         74             76            78          79
O2 Ireland             110        118            119           120         120
----------------    --------   --------        -------       -------    --------



7.   Subscriber Acquisition Costs (SAC)


12 months ended:      31 March        31 March        31 March        31 March
                          2002            2003            2004            2005
                           GBP             GBP             GBP             GBP
----------------       ---------       ---------       ---------       ---------

O2 UK
Pre-pay                     53              25              16              19
Post-pay                   180             177             160             172
Blended                     90              79              64              66
----------------       ---------       ---------       ---------       ---------
O2 Germany - GBP
Pre-pay                     44              16              17              22
Post-pay                   160             161             175             190
Blended                     95             107             119             110

O2 Germany - EURuro
Pre-pay                     71              25              24              32
Post-pay                   259             251             252             278
Blended                    154             166             172             161
----------------       ---------       ---------       ---------       ---------


8.   Subscriber churn

12 months ended:      31 March        31 March        31 March        31 March
                          2002            2003            2004            2005
                             %               %               %               %
----------------       ---------       ---------       ---------       ---------
O2 UK
Pre-pay                     32              31              33              37
Post-pay                    31              28              26              31
Blended                     32              30              30              35
----------------       ---------       ---------       ---------       ---------
O2 Germany
Pre-pay                     35              16              17              16
Post-pay                    21              16              17              15
Blended                     28              16              17              16
----------------       ---------       ---------       ---------       ---------


9.   Voice minutes of use (mou) - blended monthly average

----------------   --------           --------  --------      --------  --------
12 months ended:       31       30 September        31            30        31
                    March               2003     March     September     March
                     2003                         2004          2004      2005
----------------   --------           --------  --------      --------  --------
O2 UK                 107                115       123           131       137
O2 Germany            109                113       118           120       118
O2 Ireland            188                192       197           203       209
----------------   --------           --------  --------      --------  --------


(1) Includes total incoming and billable outgoing minutes.




10.  SMS messages

3 months ended:    31 March   30 June    30 September   31 December   31 March
                       2004      2004            2004          2004       2005
                    million   million         million       million    million
----------------     --------  --------        --------      --------    -------

O2 UK                 2,309     2,348           2,470         2,834      3,097
O2 Germany              507       532             556           628        674
O2 Ireland              339       321             323           343        363
Manx                     19        19              10            11         11
----------------     --------  --------        --------      --------    -------
O2 Group              3,174     3,220           3,359         3,816      4,145
----------------     --------  --------        --------      --------    -------

11.  Data as percentage of service revenues

3 months ended:     31 March   30 June   30 September   31 December   31 March
                        2004      2004           2004          2004       2005
                           %         %              %             %          %
----------------      --------  --------       --------      --------    -------

O2 UK                   22.3      21.3           23.0          25.0       27.7
O2 Germany              20.7      20.9           20.4          22.3       23.2
O2 Ireland              23.6      21.8           19.0          20.9       23.2
----------------      --------  --------       --------      --------    -------
O2 Group                22.0      21.2           21.9          23.9       26.0
----------------      --------  --------       --------      --------    -------

12 months ended:    31 March   30 June   30 September   31 December   31 March
                        2003      2004           2004          2004       2005
                           %         %              %             %          %
----------------      --------  --------       --------      --------    -------
O2 Group                20.1      20.9           21.5          22.3       23.3
----------------      --------  --------       --------      --------    -------


12.  Non-SMS data as percentage of service revenues

3 months ended:        30 June      30 September      31 December      31 March
                          2004              2004             2004         2005
                             %                 %                %            %
----------------------  --------          --------         --------     --------

O2 UK                      2.0               2.4              2.8          3.7
O2 Germany                 2.8               3.1              3.8          4.4
O2 Ireland                 1.2               1.4              1.6          1.9
----------------------  --------          --------         --------     --------
O2 Group                   2.1               2.5              3.0          3.7
----------------------  --------          --------         --------     --------





O2 plc contacts:
Richard Poston                               David Boyd
Director, Corporate Affairs                  Head of Investor Relations
O2 plc                                       O2 plc
richard.poston@o2.com                        david.boyd@o2.com
t: +44 (0)1753 628039                        t: +44 (0)1753 628230

David Nicholas                               John Crosse
Director of Communications                   Investor Relations Manager
O2 plc                                       O2 plc
david.nicholas@o2.com                        john.crosse@o2.com
t: +44 (0) 771 575 9176                      t: +44 (0)1753 628198

Simon Gordon
Head of Media Relations
O2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

O2 press office: 01753 628402



     All O2 Group news releases can be accessed at our web site: www.o2.com


(end)



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 18 May 2005                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary